

Mail Stop 3720

January 5, 2010

Mr. Joseph Greeves
Executive Vice President and Chief Financial Officer
GeoEye , Inc.
21700 Atlantic Boulevard
Dulles, VA 20166

>   **Re: GeoEye, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 2, 2009**
>
>   **Form 10-Q for the Quarter Ended September 30, 2009**
>   **File No. 1-33015**

Dear Mr. Greeves:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director